SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        Atlas Acquisition Holdings Corp.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    049162100
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 2, 2010
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 049162100                 13D                    Page 2 of 11 Pages
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     (1)   NAME OF REPORTING PERSONS

           Arrowgrass Capital Partners (US) LP
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     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
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     (3)   SEC USE ONLY

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     (4)   SOURCE OF FUNDS (see instructions)
           OO
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     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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NUMBER OF      (7)   SOLE VOTING POWER
                     -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)   SHARED VOTING POWER
                     2,350,150 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)   SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                     2,350,150 shares of Common Stock
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     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,350,150 shares of Common Stock
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     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
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     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
           9.4%
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     (14)  TYPE OF REPORTING PERSON (see instructions)
           PN
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CUSIP No. 049162100                 13D                    Page 3 of 11 Pages
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     (1)   NAME OF REPORTING PERSONS

           Arrowgrass Capital Services (US) Inc.
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     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)   SEC USE ONLY

-------------------------------------------------------------------------------
     (4)   SOURCE OF FUNDS (see instructions)
           OO
-------------------------------------------------------------------------------
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,350,150 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,350,150 shares of Common Stock
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     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,350,150 shares of Common Stock

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     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
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     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
           9.4%
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     (14)  TYPE OF REPORTING PERSON (see instructions)
           CO
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CUSIP No. 049162100                 13D                   Page 4 of 11 Pages


Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Atlas Acquisition Holdings Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at c/o Hauslein & Company, Inc., 11450 SE Dixie Highway, Ste 106, Hobe Sound, Florida 33455.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

          (i) Arrowgrass Capital Partners (US) LP ("ACP"), with respect to the Shares directly held by Arrowgrass Master Fund Ltd., a Cayman Islands exempted company ("AMF"). ACP serves as the investment manager of AMF, and

          (ii) Arrowgrass Capital Services (US) Inc. ("ACS"), which is the General Partner of ACP, with respect to the Shares beneficially owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of ACP and ACS is 245 Park Avenue, 39th Floor, New York, New York 10167.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) ACP is a Delaware limited partnership. ACS is a Delaware corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


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CUSIP No. 049162100                 13D                    Page 5 of 11 Pages
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Item 3.     Source and Amount of Funds and Other Consideration.

The Shares purchased by AMF was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $22,771,039.

Item 4.     Purpose of the Transaction.

          The Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

         The Company was organized for the purpose of acquiring, through a merger, capital stock, exchange, asset acquisition or other similar business combination, an operating business (a "Business Combination"). The Company consummated an initial public offering in January 2008 in connection with which it raised gross proceeds of approximately $200 million, a significant portion of which was placed in a trust account pending the consummation of a Business Combination on or prior to February 16, 2010. Pursuant to certain provisions in the Company's certificate of incorporation, as amended, a holder of Shares of the Company issued in the Company's initial public offering may, if it votes against the Business Combination, demand that the Company redeem its Shares into cash (the "Redemption Rights"). A Business Combination will not be consummated if the holders of more than 30% of the Shares vote against the Business Combination and request Redemption Rights. On January 26, 2010, the Company distributed a proxy statement for a vote of its stockholders (the "Vote") on a proposed Business Combination (the "Proposed Business Combination").

          Prior to the Vote, the Reporting Persons have entered into discussions, and may continue to discuss with other holders of the Shares, regarding the sale of the Shares of AMF reported herein, granting a proxy with respect to the Shares of AMF reported herein or any similar transaction including, without limitation, entering into option agreements with respect to the Shares of AMF reported herein, which option agreement may grant to the counterparty an option to purchase from AMF all (or less than all) of the Shares of AMF reported herein and in which AMF may agree to vote its Shares either for or against the Proposed Business Combination.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in


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CUSIP No. 049162100                 13D                    Page 6 of 11 Pages
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the Issuer,  and/or  otherwise  changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


 Item 5.     Interest in Securities of the Issuer.

      A.   Arrowgrass Capital Partners (US) LP

            (a) As of the date hereof, ACP may be deemed the beneficial owner of the 2,350,150 Shares held by AMF.

                  Percentage: Approximately 9.4% as of the date hereof. The percentages used herein and in the rest of the
                  Schedule 13D are calculated based upon 25,000,000 Shares outstanding, which reflects the number of Shares outstanding, as of January 15, 2010, as reported in the Company's Schedule 14A filed on January 26, 2010.

            (b)   1. Sole power to vote or direct vote: 0
                  2. Shared power to vote or direct vote: See item (a) above.
                  3. Sole power to dispose or direct the disposition: 0
                  4. Shared power to dispose or direct the disposition:
                     See item (a) above.

            (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

            (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

            (e)   Not applicable.

      B.   Arrowgrass Capital Services (US) Inc.

            (a) As of the date hereof, ACS, as the General Partner of ACP, may be deemed the beneficial owner of the 2,350,150 Shares held by AMF.

                  Percentage: Approximately 9.4% as of the date hereof.

            (b)   1. Sole power to vote or direct vote: 0
                  2. Shared power to vote or direct vote: See item (a) above.
                  3. Sole power to dispose or direct the disposition: 0
                  4. Shared power to dispose or direct the disposition:
                     See item (a) above.

            (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.


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CUSIP No. 049162100                 13D                    Page 7 of 11 Pages
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            (d)   No person other than the Reporting Persons is known
                  to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

            (e)   Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

         Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.


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CUSIP No. 049162100                 13D                    Page 8 of 11 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 2, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.

By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                 ------------------------------------
                                          Name:   Sean Flynn
                                          Title:  Director
By: /s/ Sean Flynn
------------------------------
Name:    Sean Flynn
Title:   Director



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CUSIP No. 049162100                 13D                    Page 9 of 11 Pages


                                   Schedule A

           DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARROWGRASS CAPITAL SERVICES (US) INC.

Sean Flynn serves as director of ACS. His business address is PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. His principal occupation is serving as Director
- HF Fund Services Ltd, at PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. Mr. Flynn is a citizen of Ireland.



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CUSIP No. 049162100                 13D                   Page 10 of 11 Pages


                                  Schedule B


Date           Transaction Type      Number of Shares       Price per Share ($)
----           ----------------      ----------------       -------------------
12/15/09       Purchase                     209,000                     9.96
12/16/09       Purchase                      71,050                     9.96
12/18/09       Purchase                     125,000                     9.96


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CUSIP No. 049162100                 13D                   Page 11 of 11 Pages


                                    EXHIBIT 2

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 2, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.

By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                 ------------------------------------
                                          Name:   Sean Flynn
                                          Title:  Director
By: /s/ Sean Flynn
------------------------------
Name:    Sean Flynn
Title:   Director